SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03021819

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


RECD S.E.C.
JUN 9 2003
1086

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year ended December 30, 2000

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____________________ to ____________________

Commission File Number 333-13000

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF THE ICI GROUP IN PUERTO RICO
(the "Plan")
c/o Law Department
ICI AMERICAS INC.
10 Finderne Avenue
Bridgewater, NJ 08807


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Auditors

Statement of Assets Available for Plan Benefits
- December 30, 2000

Statement of Changes in Assets Available for Plan Benefits
- For the Six Months Ended December 30, 2000

Notes to Financial Statements

SAVINGS AND INVESTMENT PLAN OF ICI GROUP IN PUERTO RICO

Table of Contents

All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



One Cleveland Center
1375 East Ninth Street, Suite 2600
Cleveland, OH 44114-1796

Independent Auditors' Report

Administrator of Savings and Investment
Plan of ICI Group in Puerto Rico:

We have audited the accompanying statement of assets available for plan benefits of the Savings and Investment Plan of ICI Group in Puerto Rico (Plan), as of December 30, 2000, and the related statement of changes in assets available for plan benefits for the six months ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 30, 2000 and the changes in assets available for plan benefits for the six months ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

September 16, 2002



SAVINGS AND INVESTMENT PLAN OF ICI GROUP IN PUERTO RICO

Statement of Assets Available for Plan Benefits

December 30, 2000

Investments, at fair value:	
Investment in ICI Master Trust (note 3)	$ 2,854,713
Participant loans	351,359
Total investments	3,206,072
Receivables:	
Participants contribution receivable	9,989
Employer contribution receivable	5,050
Total receivables	15,039
Assets available for plan benefits	$ 3,221,111

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN OF ICI GROUP IN PUERTO RICO

Statement of Changes in Assets Available for Plan Benefits

For the six months ended December 30, 2000

Additions:	
Investment loss:	
Beneficial interest in the ICI Master Trust (note 3)	
Interest and dividends	$ 105,040
Net depreciation in fair value of investments	(348,697)
Participant loan interest	16,036
Total investment loss	(227,621)
Contributions:	
Participants	139,168
Employer	67,614
Total contributions	206,782
Transfer from other benefit plans (note 1[g])	3,401,665
Total additions	3,380,826
Deductions:	
Distributions to participants or beneficiaries	158,883
Miscellaneous expenses	832
Total deductions	159,715
Assets available for plan benefits:	
Beginning of year	—
End of year	$ 3,221,111

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Savings and Investment Plan of ICI Group in Puerto Rico (Plan or SIP Puerto Rico) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is allocable to the employees of The Glidden Company (Company) and ICI Paints (Puerto Rico) Inc. who reside in Puerto Rico and performed substantially all their services for either company in Puerto Rico. The Plan sponsor is ICI Paints (Puerto Rico) Inc., in which the Company is a participating employer.

(a) Participation and Distributions

The Plan is a defined contribution plan in which all employees who meet certain age and service criteria are eligible to participate, except for employees who are members of a collective bargaining unit which has entered into an agreement providing for the exclusion of its members from the Plan. The Plan is an individual account plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of Plan assets.

All distributions are paid to participants via the Banco Santander in Puerto Rico (Trustee).

(b) Contributions

Eligible employees can contribute up to 15% of pretax compensation through monthly payroll deductions, subject to relevant Internal Revenue Code limitations. Pretax contributions made to the Plan are matched by the Company in cash at 100% of the first 3% of the participants' contributions.

The participant and the Company's contributions are funded to Fidelity Management Trust Company (Recordkeeper) through the Banco Santander in Puerto Rico.

(c) Investment Programs

Participant contributions and employer contributions as well as previous balances are invested by the Plan recordkeeper, Fidelity Management Trust Company (Recordkeeper), as directed by the employee, in one or more of the funds in the ICI Master Trust described below. The ten participant-directed investment funds and brief descriptions of the various Plan investment funds are as follows:

- ***Mellon Capital Asset Allocation Strategy Fund***

  The Mellon Capital Asset Allocation Strategy, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment advisor.

- *Fidelity Balanced Fund*

  This fund invests approximately 60% of its assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund will invest 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

- *Fidelity Equity-Income Fund*

  This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt securities. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

- *Fidelity U.S. Equity Index Pool Fund*

  This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

- *Fidelity Magellan Fund*

  This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of the investment over the long-term through capital appreciation.

- *Fidelity Aggressive Growth Fund*

  This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of the investment over the long-term through capital appreciation.

- *T. Rowe Price Small-Cap Stock Fund*

  This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

- *Company Stock Fund*

  This fund invests primarily in Imperial Chemical Industries PLC American Depository Receipts (ICI ADRs), which are traded on the New York Stock Exchange. The fund's objective is to provide the potential for substantial rates of return.

(Continued)

- *ICI Long-Term Income Fund*

  This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bond, or bond portfolios. The fund's rate of return is a blended rate that varies based on the underlying investments.

- *American Funds Europacific Growth Fund*

  This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-US companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange rate fluctuations and the action of foreign governments.

- *Loan Fund*

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 over a 12-month period or 50% of their account balance. Loan transactions are accounted for in the Loan Fund. The loans are secured by the balance in the participant's account. Interest rates range from 7% to 10%, with loan terms from one to five years; however, the Plan allows a term of up to 15 years on a loan used to purchase a personal residence. Principal and interest are paid ratably through monthly payroll deductions.

(d) Vesting

Participants are 100% vested at all times in the value of their contributions and the Company's matching contributions thereon.

(e) Termination Provision

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. It may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event that such discontinuance results in the termination of the Plan, no further contributions shall be made by the Company.

(f) Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may roll-over the vested account balance into another qualified plan.

(Continued)

(g) Transfer from Other Benefit Plans

In 2000, participant balances which were previously held by Key Asset Management in the Savings and Investment Plan of ICI Paints was $3,401,665. These balances were transferred to the Plan on the date of formation, July 1, 2000.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Investments and Financial Investments

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit and short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contributions receivable approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost. The Plan administrator does not believe it is practicable to estimate fair value of participant loans as they are not material to the Plan. The participant loans have fixed rates of interest, established by the Plan administrator at the time of the loan's origination, and approximate prevailing market rates (5.8% to 12.0% at December 30, 2000).

(c) Basis of Security Transactions

Security transactions are accounted for on the trade date. Gain or loss on securities sold is based on average cost.

(d) Recognition of Income from Investments

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e) Plan Costs and Expenses

Generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the Trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary capital management's investment advisory fees are charged to the ICI Long-Term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment management fees are paid from the assets of the trust fund.

(f) Participants' Withdrawals

Payments to participants for elected withdrawals and distributions are recognized as a reduction of Plan assets when paid by the Trustee.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h) Risk and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund investment objectives, stock and bond market performance, interest rates, economic conditions, and world affairs.

(i) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Plan is required to adopt SFAS No. 133 effective December 30, 2000. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

(Continued)

SAVINGS AND INVESTMENT PLAN
OF ICI GROUP IN PUERTO RICO

Notes to Financial Statements

December 30, 2000

(3) Interest in Master Trust

At December 30, 2000, the Plan's investments (excluding participant loans) were held in the ICI Master Trust, which was established for the investment assets of the Plan and several other ICI company sponsored plans. Each participating plan has an undivided interest in the ICI Master Trust. The assets of the ICI Master Trust are held by the Recordkeeper. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

The following table presents the fair value of investments in the ICI Master Trust at December 30, 2000:

	2000
ICI Long-Term Income Fund	$ 256,060,749
Mellon Capital Asset Allocation Strategy Fund	22,488,477
T. Rowe Price Small Cap Stock Fund	14,028,413
American Funds Europacific Growth Fund	17,472,124
ICI Company Stock Fund	30,788,711
Fidelity Magellan Fund	224,487,001
Fidelity Equity Income Fund	63,018,751
Fidelity Balanced Fund	23,179,119
Fidelity Aggressive Growth	54,401,137
Fidelity US Equity Index Pool Fund	66,565,742
	$ 772,490,224
Plan's proportionate share	0.4%

SAVINGS AND INVESTMENT PLAN
OF ICI GROUP IN PUERTO RICO

Notes to Financial Statements

December 30, 2000

The following table presents the net investment loss of investments in the ICI Master Trust for the six months ended December 30, 2000:

Investment loss:	
Interest income and dividends	$ 26,724,589
Net depreciation in fair value of investments	(67,011,177)
	$ (40,286,588)
Plan's proportionate share	0.6%

(4) Federal Income Tax Status

The Company has not yet received a determination letter for this plan. The Company will file for a tax determination letter in Puerto Rico in 2003. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust continues to be tax-exempt as of December 30, 2000. Therefore, no provision for income taxes is included in the Plan's financial statements.

(5) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1933 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of September 16, 2002, the Plan has not made such filing.

(6) Related-Party Transactions

At December 30, 2000, the Plan had a .37% beneficial interest in the ICI Company Stock Fund (an investment fund of the Master Trust), which holds ICI ADRs as its principal investment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Savings and Investment Plan For Employees of the ICI Group In Puerto Rico

Date: June 5, 2003

By: Thomas M. Hinchmarch
Designated Representative

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent auditors.

Consent of Independent Auditors

The Board of Directors
The Glidden Company:

We consent to the incorporation by reference in the registration statement (No. 333-13000) on Form S-8 of the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico of our report dated September 16, 2002, relating to the statements of net assets available for plan benefits of the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico as of December 30, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 30, 2000, which report appears in the December 30, 2000 annual report on Form 11-K of The Glidden Company.

KPMG LLP

June 3, 2003
Cleveland, Ohio